UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26734

SANDISK CORPORATION

(Exact name of registrant as specified in its charter)

951 SanDisk Drive, Milpitas, California 95035

Tel: (408) 801-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.5% Convertible Senior Notes due 2017

0.5% Convertible Senior Notes due 2020

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class of Security	Number of Holders of Record
1.5% Convertible Senior Notes due 2017	49
0.5% Convertible Senior Notes due 2020	41

Pursuant to the requirements of the Securities Exchange Act of 1934, SanDisk Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 23, 2016	By:	/s/ Michael C. Ray
		Name:	Michael C. Ray
		Title:	President and Secretary